Exhibit (g)(1)

INVESTMENT ADVISORY AGREEMENT

INVESTMENT ADVISORY AGREEMENT, dated April 30, 2024 by and between AB Private Lending Fund, a Delaware statutory trust (the “Fund”), and AB Private Credit Investors LLC, a Delaware limited liability company (the “Adviser”) (“Agreement”).

W I T N E S S E T H:

WHEREAS, the Fund desires that the Adviser provide investment management services to the Fund, including advising the Fund with respect to its acquisition of seed capital from Equitable Financial Life Insurance Corp. (the “Seeding Transaction”), and to engage in such other activities that are incidental or ancillary thereto as the Adviser shall deem necessary or advisable, all upon the terms and conditions set forth in this Agreement; and

WHEREAS, the Fund will elect to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (such election, the “BDC Election”); and

WHEREAS, in connection with the BDC Election, the Fund will enter into a new investment advisory agreement (“BDC Advisory Agreement”) and the Fund and the Adviser desire that upon entering into the BDC Advisory Agreement this Agreement shall automatically terminate; and

WHEREAS, the engagement of the Adviser by the Fund is authorized by the Declaration of Trust of the Fund, dated June 8, 2023 (as amended and/or restated from time to time, the “Declaration of Trust”).

NOW, THEREFORE, in consideration of the mutual agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Provision of Services by the Adviser.

(a) The Adviser shall manage the investment and reinvestment of the assets of the Fund and is authorized on behalf of the Fund to enter into agreements and execute any documents (e.g., any derivative documentation such as exchange-traded and over-the-counter agreements, as applicable) required to make investments, and shall monitor and shall provide such other services related thereto as the Fund may reasonably request.

(b) The Adviser and/or its affiliates shall maintain a staff trained and experienced in the business of identifying and structuring transactions contemplated by this Agreement. In addition to the services of its own staff, the Adviser shall arrange for and coordinate the services of other professionals and consultants. The Adviser shall for all purposes herein provided be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.

(c) The Fund hereby grants to the Investment Adviser power and authority to engage in all activities and transactions (and anything incidental thereto) that the Investment Adviser deems, in its sole discretion, appropriate, necessary or advisable to carry out its duties pursuant to this Agreement, including the authority to open accounts and deposit, maintain and withdraw funds of the Fund or any of its subsidiaries in any bank, savings and loan association, brokerage firm or other financial institution.

(d) The Adviser may engage one or more investment advisers which are either registered as such or specifically exempt from registration under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), to act as sub-advisers to provide the Fund certain services set forth in this Section 1, all as shall be set forth in a written contract to which the Adviser shall be a party, which contract shall be subject to approval by the Board of Trustees of the Fund (the “Board”). Such sub-advisers may be, but are not required to be, affiliated with the Adviser. To the extent that the Adviser has engaged one or more sub-advisers to provide services in accordance with the terms of this Section 1(d), then the Adviser shall not be required to provide directly to the Fund the services as otherwise described in this Section 1. However, in each such case, the Adviser shall be responsible for the supervision of the activities of each sub-adviser so engaged.

2. Expenses and Fees.

(a) In consideration of the foregoing, the Fund will pay the Adviser a base management fee and an incentive fee as hereinafter set forth. The Fund shall make any payments due hereunder to the Adviser or to the Adviser’s designee as the Adviser may otherwise direct.

(b) Management Fee. The base management fee is payable monthly in arrears, at an annual rate of 1.25% of the Fund’s net assets as of the beginning of the first calendar day of the applicable month. For the portion of any month in which this Agreement becomes effective after the beginning of such month, such compensation shall be prorated according to the proportion which such portion of a month bears to a full month and will be adjusted for any share issuances or repurchases which occurred during the relevant month.

(c) Incentive Fee. The incentive fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of the Fund’s income and a portion is based on a percentage of the Fund’s capital gains, each as described below.

(i) Incentive Fee on Pre-Incentive Fee Net Investment Income. The portion based on the Fund’s income is based on Pre-Incentive Fee Net Investment Income Returns. “Pre-Incentive Fee Net Investment Income Returns” means dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fees, amendment fees, ticking fees and break-up fees, as well as prepayments premiums, but excluding fees for providing managerial assistance and fees earned by the Adviser or an affiliate in its capacity as an administrative agent, syndication agent, collateral agent, loan servicer or other similar capacity) accrued during the month, minus operating expenses for the month (including the management fee, taxes, any expenses payable under this Agreement and the Administration Agreement with the Fund’s Administrator (if any), any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred stock, but excluding the incentive fee and shareholder servicing and/or distribution fees).

Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero-coupon securities), accrued income that the Fund has not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns. For purposes of computing the Fund’s Pre-Incentive Fee Net Investment Income, the calculation methodology will look through total return swaps as if the Fund owned the referenced assets directly.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).

The Fund will pay the Adviser an incentive fee quarterly in arrears with respect to the Fund’s Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:

•

no incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which the Fund’s Pre-Incentive Fee Net Investment Income Returns attributable to the applicable share class do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized);

•

100% of the dollar amount of the Fund’s Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns attributable to the applicable share class, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). This is referred to as Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the “catch-up.”

•	12.5% of the dollar amount of the Fund’s Pre-Incentive Fee Net Investment Income Returns attributable to the applicable share class, if any, that exceed a rate of return of 1.43% (5.72% annualized).

(ii) Incentive Fee Based on Capital Gains. The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears.

The amount payable equals:

•

12.5% of cumulative realized capital gains attributable to the applicable share class from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with U.S. Generally Accepted Accounting Principles.

(d) Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee by the applicable share class for all prior periods. The Fund will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if the Fund were to sell the relevant investment and realize a capital gain. For the purpose of computing the capital gains incentive fee, the calculation methodology will look through derivative financial instruments or swaps as if the Fund owned the reference assets directly. In no event will the capital gains incentive fee payable pursuant to this Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof. The fees that are payable under this Agreement for any partial period will be appropriately prorated.

(e) Notwithstanding the foregoing provisions of this Section 2, no management fee or incentive fee shall accrue for any period prior to the closing of the Seeding Transaction.

(f) Except as may be agreed to with the Adviser, the Fund shall bear and be charged with (i) all organizational expenses incurred in connection with structuring, organizing, forming and establishing the Fund and (ii) all costs, fees, expenses and liabilities related to the Fund’s operation.

3. Indemnification.

(a) The Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except a loss that is found by a court of competent jurisdiction, upon entry of a final judgment rendered and unappealable or not timely appealed, to have resulted primarily from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties, or from reckless disregard by the Adviser of its obligations and duties under this Agreement or conviction of a felony. With respect to the engagement of sub-advisers under Section 1(d) hereof, notwithstanding the generality of this Section 3, the Adviser shall not be responsible or liable for any act or omission by any such sub-adviser, including without limitation any decision by a sub-adviser to purchase, hold, or sell any securities, cash or financial instruments for the Fund. With respect to the provision of non-investment advisory services, notwithstanding the generality of this Section 3, the Adviser shall not be responsible or liable for any act or omission by any other party, including other service providers. The Fund shall, to the maximum extent permitted by applicable law, indemnify (out of the Fund’s assets) and hold the Adviser harmless, and the Fund hereby releases each of the Adviser and its affiliates to the fullest extent permitted by applicable law, from and against any and all Damages (as defined below), including, without limitation, Damages incurred in investigating, preparing or defending any action (including any action to enforce this Section 3), claim, suit, inquiry, proceeding, investigation or appeal taken from any of the foregoing by or before any court, Governmental Authority (as defined below), arbitration or mediation, whether pending or threatened, whether or not an affiliate is or may be a party thereto, which, in the judgment of the Board, arise out of, relate to or are in connection with this Agreement or the management or conduct of the Fund’s activities and affairs and the Fund’s investment activities or affairs, except for any such Damages that are found by a court of competent jurisdiction, upon entry of a final judgment rendered and unappealable or not timely appealed, to have resulted primarily from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties, or from reckless disregard by the Adviser of its obligations and duties under this Agreement or conviction of a felony (the “Indemnification Obligations”). Nothing in this Agreement shall in any way constitute a waiver or limitation by the Fund of any rights or remedies which may not be so limited or waived in accordance with applicable law.

(b) The termination of any proceeding by settlement shall not be deemed to create a presumption that the affiliate involved in such settlement acted in a manner which constituted fraud, bad faith, gross negligence or intentional misconduct. The indemnification provisions of this Section 3 may be asserted and enforced by, and shall be for the benefit of, each affiliate, and each affiliate is hereby specifically empowered to assert and enforce such right. The right of any affiliate to the indemnification provided herein shall be cumulative of, and in addition to, any and all rights to which such affiliate may otherwise be entitled by contract or as a matter of law or equity and shall extend to his or its heirs, successors, assigns and legal representatives.

(c) The Board is specifically authorized and empowered, for and on the Fund’s behalf, to enter into any agreement or undertaking with any affiliate not itself a party to this Agreement that the Board considers to be necessary or advisable to give full effect to the provisions of this Section 3. The consent of any person who is not a party to this Agreement (including, without limitation, any affiliate) is not required for any amendment to, or variation, release, rescission or termination of, this Agreement, except as otherwise required by law.

(d) “Damages” means any and all damages, losses, disbursements, suits, claims, liabilities, obligations, judgments, fines, penalties, interest, charges, amounts paid in settlement, costs and expenses (including, without limitation, attorneys’ fees and expenses) arising out of or related to pending, threatened or concluded litigation and interest on any of the foregoing or the amount of any liability which the Fund may owe pursuant to a guarantee the Fund has provided in connection with an investment.

(e) “Governmental Authority” means any nation or government, any state or other political subdivision thereof and any other person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

4. Term. This Agreement shall terminate (i) automatically upon the Fund and the Adviser entering into the BDC Advisory Agreement or (ii) upon the earlier decision of the Fund or the Adviser to terminate this Agreement. In the event of a termination of this Agreement, this Agreement shall thereafter become void and of no effect, and no party shall have any liability or obligation to the other party hereto, except for (i) the obligation to pay any accrued but unpaid expenses or fees pursuant to Section 2 (Expenses and Fees), (ii) any indemnification obligations that arise or relate to any periods prior to the date of termination pursuant to Section 3 (Indemnification) and (iii) Section 5 (Miscellaneous), each of which shall survive the termination of this Agreement.

5. Miscellaneous.

(a) This Agreement may be amended, supplemented or waived at any time and from time to time by an instrument in writing signed by each party hereto, or their respective successors or assigns, or otherwise as provided herein.

(b) Notices which may or are required to be given hereunder by any party to another shall be in writing and deposited in the United States mail, delivered through a nationally recognized overnight delivery service, hand delivered or sent by email to the parties at the addresses set forth below.

If to the Fund:

AB Private Lending Fund

405 Colorado Street, Suite 1500

Austin, Texas 78701

Attn: J. Brent Humphries, President and Chief Executive Officer

Email: Brent.Humphries@alliancebernstein.com

If to the Adviser:

AB Private Credit Investors LLC

405 Colorado Street, Suite 1500

Austin, Texas 78701

Attn: J. Brent Humphries, President

Email: Brent.Humphries@alliancebernstein.com

(c) This Agreement shall bind any successors or assigns of the parties hereto as herein provided. This Agreement may be enforced against the Adviser by the investors in the Fund or by the Fund. This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings, and arrangements with respect to the subject matter hereof.

(d) This Agreement may be executed through the use of separate signature pages and in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all the parties, notwithstanding that all the parties are not signatories to the same counterpart. Delivery of the signature pages by facsimile or PDF shall constitute due execution, provided that the executing party shall promptly deliver a complete counterpart in original to the other parties. For the avoidance of doubt, a person’s execution and delivery of this Agreement by an electronic signature, including via Docusign or other similar method, shall constitute the execution and delivery of a counterpart of this Agreement by or on behalf of such person.

(e) This Agreement is intended to create, and creates, a contractual relationship for services to be rendered by the Adviser acting in the ordinary course of its business as an independent contractor and is not intended to create, and does not create, a partnership, joint venture or any like relationship among the parties hereto (or any other parties). The provisions of this Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of law that would cause the application of the laws of any other jurisdiction.

(f) Each of the parties hereto agrees that this Agreement involves at least U.S. $100,000.00 and that this Agreement has been entered into in express reliance upon 6 Del. C. § 2708. Each of the parties hereto irrevocably and unconditionally confirms and agrees that it is and shall continue to be (i) subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (ii) subject to service of process in the State of Delaware. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(g) Without the prior consent of the shareholders of the Fund, the Adviser shall not assign, sell or otherwise dispose of all or any part of its right, title and interest in and to this Agreement, provided that, without the consent of any shareholder, the Adviser may assign all or any portion of its rights and obligations hereunder to any of its affiliates or to a sub-adviser in accordance with Section 1(d).

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their representatives thereunto duly authorized on the day and year first above written.

AB PRIVATE LENDING FUND

By:	/s/ Shalin Sheth
Name: Shalin Sheth
Title: Assistant Secretary

AB PRIVATE CREDIT INVESTORS LLC

By:	/s/ Shalin Sheth
Name: Shalin Sheth
Title: Vice President